# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eaton Vance Limited Duration Income Fund, CIK 0001222922
CUSIP: 27828H105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Post Office Square,, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 10/20/2025
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402-4130, 612-332-3223

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,451,703; sole dispositive power 0; shared dispositive power 6,451,703; aggregate amount beneficially owned 6,451,703 (5.6% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,451,703; sole dispositive power 0; shared dispositive power 6,451,703; aggregate amount beneficially owned 6,451,703 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Eaton Vance Limited Duration Income Fund
Address of issuer's principal executive offices: One Post Office Square,, Boston, Massachusetts (MA), 02109

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:
Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B.
Residence or business address: The business address of each of the Sit Entities is 80 South Eighth Street, Suite 3300. Minneapolis, MN 55402
Present principal occupation or employment:
SIA is a registered investment adviser.
SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients. SIA and SFI have entered into investment management agreements with each of its clients pursuant to which SIA or SFI has full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Roger J. Sit is chairman and CEO of SIA and SFI.
Ronald D. Sit is a director of SIA.
Criminal convictions in the last five years: During the last five years, neither Roger J. Sit nor Ronald D. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Roger J. Sit and Ronald D. Sit are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities' belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer's assets, changes in the Issuer's investment strategy, and composition of the Issuer's portfolio.

None of Sit Entities have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Sit Entities intend to review their investment in the Issuer's Shares on a continuing basis and may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including engaging in discussions with management, the Board of Directors and shareholders concerning, among other things, the Issuer's performance, the market prices of the Issuer's Shares relative to the value of the Issuer's assets, the Issuer's distribution rate, the Issuer's capitalization, the Issuer's investment strategy and the Issuer's portfolio holdings. The Sit Entities may make binding and non-binding shareholder proposals, or may nominate one or more individuals as nominees for election to the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 116,203,460 Shares outstanding as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Form N-CSR.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 6,451,703 Shares held in client accounts which represent 5.6% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's client accounts own more than 5% of the shares outstanding, and none of SIA's or SFI's directors or executive officers own shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares effected during the past 60 days by the Sit Entities are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Schedule of Transactions in Shares by Sit Entities during the past 60 days

Exhibit B: Joint Filing Agreement

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (10/20/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (10/20/2025)